FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   “Carl R. Jonsson”

Name:   Carl R. Jonsson

Title:   Director

Dated:   July 8, 2004

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Tuesday, July 6, 2004, Vancouver, B.C.

Symbol “AKV”: TSX Venture Exchange

ACREX’S  RESUMES DRILLING ON 55 ZONE

MICHAUD PROPERTY, TIMMINS ONTARIO

Acrex Ventures Ltd. (“Acrex”) has initiated a diamond drill programme on the 55 Zone at its optioned Michaud property, near Timmins, Ontario.  The programme will include three new diamond drill holes and the deepening of previously drilled hole MA-03-10.

On completion of this program Acrex will have expended more than $1,000,000 on the Michaud property and will be vested with a 50% joint venture interest in the property with the exception of the South, Southwest and 04 Zones (collectively the “Southwest Zone”).  The Southwest Zone has an inferred resource of 624,500 ounces of gold.  Acrex can be vested with a 60% interest in the Southwest Zone by completing a bankable feasibility study.

Diamond drilling has commenced with the deepening of hole MA-03-10 on the 55 Zone.  If the work continues on schedule the programme should take approximately three weeks – excluding assaying and analysis of the results.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J.M. Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.